CLIFTON STAR RESOURCES INC.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008

The following discussion and analysis, prepared as of November 29, 2008, should be read together with the unaudited financial statements for the three month period ended September 30, 2008 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2008 and 2007, and the Management Discussion & Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on the Company’s website at www.cliftonstarresources.com and on SEDAR at www.sedar.com.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward- looking statements.

Description of Business

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Overall Performance

The Company incurred a net loss of $758,529 (2007 - $175,131) during the three month period ended September 30, 2008. The increased loss is primarily attributed to the recognition of non-cash stock-based compensation expense of $552,092 (2007 - $89,971). During the current period the Company granted 800,000 (2007 – 700,000) stock options.

Professional fees of $43,554 (2007 – $6,208) increased substantially as a result of legal fees related the recently completed private placements and to the statement of claim from a former employee and a consultant. Accounting fees increased as a result of more complex transactions and a gain in business activity.

Filing and transfer agent fees were another significant component of the current periods’ net loss. The increased fees are primarily attributed to the recently completed private placements.

Investor relations of $48,544 (2007 - $53,635) was also a significant contributing factor to the net loss. The Company paid a consulting firm to produce promotional video of the Company’s mineral properties, advertised on television in United States and participated in a trade show.

The Company’s net loss also increased as a result of entering into a two year management agreement with the Company’s president, Harry Miller. Effective June 1, 2008, the Company entered into a new management contract with Mr. Miller and agreed to pay $24,000 per quarter until June 1, 2010. Company management decided that its President should be compensated as the Company’s business, finance and exploration activities are growing rapidly.

At September 30, 2008, the Company had $10,863,559 (June 30, 2008 - $5,722,950) in cash. Working capital at September 30, 2008 was $10,606,841 (June 30, 2008 - $4,715,962). The Company’s stronger financial position is mainly attributed to $8,399,404 provided by financing activities. During the current period the Company received gross proceeds of $9,871,953 from flow-through and non-flow through private placements. The Company paid share issue costs of $589,810 cash, $91,656 of the issue costs were previously accrued in accounts payable and agent’s options valued at $584,375 were granted for the private placements. An additional 201,212 finder’s fee shares valued at $589,730 were issued in conjunction with the private placements. The Company also received $57,750 from the exercise of 75,000 common shares.

Commitments

Duquesne Property

The Company performed due diligence on the Duquesne gold project and decided to exercise its option whereby it may acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Optionor”), a private Canadian mineral exploration company, from the shareholders of the Optionor. On July 3, 2007, the Company issued 10,000 common shares at a deemed price of $1.85 per share for a total value of $18,500. The Company has committed to pay $1,800,000 ($900,000 paid) cash over a three year period and incur $4,000,000 (incurred) in exploration expenditures on the property during a four year period.

Beattie, Donchester and Dumico Properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements. ($1,000,000 paid and recorded as deferred acquisition costs)

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 upon the Company’s confirmation of its intention to proceed with the acquisition, the date of which should not be later than December 1, 2008 as per the amended agreements. (amended on November 28, 2008 – see subsequent events)

iii)

cash payment of $16,000,000 to Beattie, $8,000,000 to 2699681 and $16,000,000 to 2588111 to complete the acquisition, the date of which should be within 12 months from the confirmation date.

iv)

cash bonus of $6,000,000 to Beattie and $6,000,000 to 2588111 if at any time after the closing of the acquisition, there is a minimum of 2,000,000 ounces of gold drill inferred on Beattie and 25811 1’s properties and confirmed by a pre- feasibility report prepared by an accredited engineering firm which report would be compliant with NI43-101.

Other events and transactions

Private Placement of 284,998 Flow-Through Units

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow through units ("FT units") at $2.20 per unit for gross proceeds of $626,995. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years. The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $31,350 in due diligence fees and $1,500 in legal fees which have been recorded as share issue costs.

Private Placement of 1, 082,248 Flow-Through Units

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow through units ("FT units") at $2.31 per unit for gross proceeds of $2,499,993. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years. The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into units (non-FT) at $2.31 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $125,000 in due diligence fees and $3,054 in legal fees which have been recorded as share issue costs.

Private Placement of 100, 000 Flow-Through Units

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow through units ("FT units") at $2.45 per unit for gross proceeds of $245,000. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years. The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into units (non-FT) at $2.45 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $12,250 in due diligence fees which have been recorded as share issue costs.

Appointment of Director and Stock Options Granted

On August 19, 2008, the Company appointed Mr. Philip Nolan to the Board of Directors. Admitted to the Quebec bar in 1989, Mr. Nolan is a partner from the prominent Lavery, de Billy law firm of Montreal. Mr. Nolan received his LLB from the Universite de Montreal in 1988 after receiving his BA from the University of Western Ontario in 1984, specializing in tax law.

The Company has granted Mr. Nolan 200,000 stock options exercisable at $2.50 per share until August 19, 2010.

Director Resignation

On August 26, 2008, the Company announced the resignation of Mr. Michael Mason as Vice President of Corporate Affairs of the Company. The Company would like to thank Mr. Mason for his service and wishes him well in his future endeavours.

Cancelled Stock Options

On August 26, 2008, the Company announced the immediate cancellation of 400,000 stock options which were exercisable at $1.90 until July 12, 2009.

Exercised Stock Options

On September 25, 2008, the Company issued 75,000 common shares at $0.77 per share for proceeds of $57,750 pursuant to the exercise of stock options with a March 7, 2009 expiry date. Capital stock and contributed surplus were each adjusted by $41,862 for stock-based compensation previously recorded on these exercised stock options.

Private Placement of 499,995 Flow-Through Units and 2,057,605 Non-Flow-Units

On September 29, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units (“FT units”) at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non-flow through units (“non-FT units”) at $2.43 per unit for gross proceeds of $4,999,980. Each FT unit comprises one flow-through common share (“FT shares”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010. Each non-FT unit comprises one flow-through common share (“non-FT share”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010. The Company paid a finder’s fee of 127,850 common shares valued at $389,943 and 255,760 agent’s options valued at $416,998 that are exercisable into units (non-FT) at $2.43 per unit for a two year period until September 29, 2010 and each agent’s unit comprises of one non-flow through common share and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010. The Company also paid a due diligence fee of $325,000 which have been recorded as share issue costs.

Granted Stock Options

During the three month period ended September 30, 2008, the Company granted 800,000 stock options. The total stock- based compensation calculated on the 800,000 options was $1,504,233. The Company expensed $188,028 leaving an unamortized balance of $1,316,205 to be recognized over the next two years.

An additional $364,064 in stock-based compensation was recognized for the vesting of options previously granted in prior fiscal years.

The following events occurred subsequent to September 30, 2008:

Annual General Meeting

On October 23, 2008, the Company announced that it will hold its Annual General Meeting on Friday, December 29, 2008. The meeting will be held at Computershare’s office located at 510 Burrard Street, 3rd floor, Vancouver, British Columbia.

Amended Property Agreement

On November 26, 2008, the Company announced that it amended the three mineral property option agreements with Beattie Gold Mines Ltd., 2699681 Canada Ltd. and 2588111 Manitoba Ltd. respectively (the “Optionors”). Under the amended agreement the Company will now pay the Optionors $500,000 due on December 1, 2008 and the remaining $8,500,000 payment will be postponed to July 1, 2009. The Optionors have also agreed to accept the final payment in cash or common shares, or a combination from a third party. The Optionors are fully aware of the prevailing market conditions and are most willing to provide the Company with sufficient comfort to ensure a successful outcome for the project.

A total of 182 drill holes have been completed to date beginning in 2007 on all four properties including the Duquesne, for a total of over 60,000 metres of drilling, and with mineralization encountered in every hole.

The Company also announced that it has agreed to acquire a strategic number of claims known as the Central Duparquet situated between the Donchester and Dumico properties. These 18 units totaling 293 hectares have a historic resource estimate of 567,000 tonnes grading 5.11 grams per tonne gold with a cut-off grade of 2.74 g/t and width of two metres (P. Lochon report). The Company is not treating the historical estimate as a current mineral resource. The property underwent an extensive drill program by Soquem and Cambior, now Iamgold, during the 1980’s. The Company will pay $400,000 for a 100% interest in the property. The optionor will retain a 2% Net Smelter Royalty (“NSR”). The Company will have five years to evaluate the property and if warranted, will pay $1,900,000 million in cash or shares to a third party. This acquisition extends the known zones to approximately 10 kilometres of strike length.

The Company also acquired and staked a total of 27 claim units abutting the Duquesne block to the south and southwest. These claims total 964 hectares and extend the mineralized zones to over five kilometers of strike length.

In order to bring the resource on the above properties into National Instrument 43-101 compliance, the Company is negotiating with an international engineering firm to conduct the study and produce a report. It is expected that it will begin before year-end and have the report completed by March, 2009. The Company is in the final stage of evaluating processing of the tailings. In Peter Bevan’s NI 43-10 study he reported 10 million tones of tailings in the indicated and inferred category, running 0.92 g/t gold with a recoverable rate of 88%, as determined by a Queens University analysis in 2005. All options are being considered in the potential allocation of the proceeds.

The drill core backlog has now been eliminated and a steady stream of assays are now being received. A news release will report the completed assays to date within a week.

Fred Archibald, PGeo, OGQ, and Vice-President of Exploration, has contributed and approved this announcement. He is deemed to be a qualified person under 43-101.

Results of Operations

The Company had a net loss of $758,529 (2007 - $175,131) during the three month period ended September 30, 2008. Some of the significant expenses are as follows:

·

Consulting fees of $27,400 (2007 - $4,500) increased significantly from the comparative period. The majority of the increase is attributed to the Company signing a contract with Limited Market Dealer to provide financing services. The remainder of the balance is for consulting services provided by an officer.

·

Filing and transfer agent fees of $54,203 (2007 - $12,488) are significantly higher than the comparative period as a result of fees being incurred for larger private placements.

·

Insurance expense of $5,668 (2007 - $13,900) decreased significantly as the Company is now amortizing the insurance expense over the duration of the insurance policy rather than expensing the entire insurance premium on the payment date. During the current period the Company obtained additional environmental liability insurance which actually increased the insurance expense.

·

Investor relations of $48,544 (2007 - $53,635) decreased slightly compared to the previous year. During the current period the Company paid a consulting firm to produce promotional video of the Company’s mineral properties, advertised on television in United States and participated in a trade show. In the comparative period the Company had entered into a 6-week promotional campaign with Take 5 Solutions Inc. of Boca Raton, Florida, U.S.A.

·

Management fees of $24,000 (2007 - $Nil) increased significantly as a result of entering into a two year management agreement with the Company’s president, Harry Miller. Effective June 1, 2008, the Company entered into a new management contract with Mr. Miller and agreed to pay $24,000 per quarter until June 1, 2010. Company management decided that its President should be compensated as the Company’s business, finance and exploration activities are growing rapidly.

·

Office and miscellaneous of $10,698 (2007 - $1,370) is significantly higher than the comparative period as a result of increased business activity.

·

Professional fees (accounting, audit and legal fees) of $43,554 (2007 - $6,208) increased substantially as a result of legal fees related the recently completed private placements and to the statement of claim from a former employee and a consultant. Accounting fees increased as a result of more complex transactions and a gain in business activity.

·

Shareholder costs of $10,133 (2007 - $Nil) are significantly higher than the comparative period as a result of disseminating information to shareholders more frequently due to increased business activity.

·

Stock-based compensation of $552,092 (2007 - $89,971) increased significantly as a result of more stock options being granted and vested than in the comparative period.

·

Travel and telephone expenses of $20,138 (2007 - $7,013) increased significantly from the comparative period as a result of increased business activity, promotion of the Company, and attendance with lawyers for the defence against the statement of claim.

During the current period, the Company earned $38,172 (2007 - $13,978) in interest income which is primarily attributed to cash held in a term deposit.

Interest income is higher in the current period as a result of the Company having significantly more cash to invest.

Exploration Expenditures

During the three month period ended September 30, 2008, the Company incurred total exploration expenditures of $6,554,589 (September 30, 2007 - $257,764).

As of September 30, 2008, the Company plan for the project is to continue to drilling on the Beattie, Donchester, Dumico and Duquesne properties to outline the mineralized zones and to upgrade the tonnages and grade on each property. The next phase will be to upgrade 43-101 resources (grades and tonnages in all categories) starting with the Beattie and Duquesne properties where more drilling has been done. The Company also plans to upgrade resources on the Donchester and Dumico properties as more close-spaced drilling is done. As zones are traced along the strike and onto neighbouring properties the Company will likely acquire some adjacent properties.

The September 30, 2008, budget forecast is to spend approximately $200,000 per drill each month. Company management anticipates incurring an additional $70,000 per drill each month for related exploration expenditures such as logging, assaying and geological consulting. The Company currently has enough cash on hand to continue exploration activities for at least the next 9 months.

The current status of the project is about six months behind schedule as there were no drill rigs available until October 2007. Drilling activity is reduced down to four drills dependent upon geological personnel being available as there are three to six geologists on-site at any one time (a lower number due to rotation overlaps), or due to drill breakdowns. Future drill planning is occasionally delayed as a result of waiting for assay results from the laboratory. Drilling on the Duquesne and Beattie properties is running efficiently and mineralized zones appear to be continuous along strike at depth.

Property Updates

On July 10, 2008, the Company announced that it has had wide-width drilling encounters on its Beattie-Donchester mine properties. Fred Archibald, PGeo, OGQ, Vice-President of Exploration, reports that diamond drilling on the Beattie southeast extension and the Donchester north zone has reported that DHB08-22 has intersected continuous mineralization from 302.80 metres (m) to 423.25 m depth over a core length of 120.45 m. DHD08-01 has intersected continuous mineralization from 233.0 m to 356.0 m depth over a core length of 123.0 m and with two other sections a total of 167.25 m of mineralization within this hole. Core samples have been sent for assaying with an expected three-week response time.

Three assays have been received out of a total of 20 drill holes on the southeast extension of the south zone. B08-03 returned values of 3.0 grams per tonne (g/t) gold (Au) over a 14.0-metre intersection and within that intersection a 3.20- metre section tested 15.51 g/t Au. B08-23 intersected a mineralized zone beginning at 216.75 m for a core length of 14.10 m which returned 2.61 g/t Au. B08-15 within a mineralized section of 25.30 m, a 9.60-metre section averaged 4.0 g/t Au. B08- 16 over an intersection of 11.80 m returned 12.22 g/t Au and within this intersection a 9.80-metre section returned 14.36 g/t Au. B08-17 has returned a partial assay of 3.57 g/t Au over 19.50 m within a 65.95-metre intersection.

Drilling has begun on the Dumico where a drill hole in 1933 returned 69.94 g/t Au over 1.52 m. The Dumico was a former producer along with the Beattie and Donchester which together produced over 1.1 million ounces Au.

Partial assays have been received from three drill holes which have increased the northwest extension of the Beattie North zone.

B08-08A intersected a mineralized zone beginning at 181.25 m for a core length of 13.43 m. Within that intersection a 7.10- metre section returned 7.24 g/t Au.

B08-11 intersected a mineralized zone beginning at 271.80 m for a core length of 14.70 m returning a value of 3.74 g/t Au.

B08-12 intersected a mineralized zone beginning at 38 m for a core length of 5.50 m and within that intersection a 4.0-metre section returned 3.90 g/t Au.

On the Duquesne, DQ08-31 returned values of eight g/t Au over 2.2 m beginning at 515.05 m on vein 20B.

With seven drills operating, the Company is well capitalized for the 2008 program. Tailings reclamation on the Beattie property has the potential to yield 220,000 ounces of gold over three years. A Humphrey Spiral concentrator is in operation to test the tailings for recoverability of the contained gold.

On July 14, 2008, the Company announced that drill hole DQ-08-50, approximately 1,150 metres west of the Duquesne shaft, returned values of 113.80 grams per tonne gold over 3.60 metres, beginning at 365.70 metres of depth. Within this intersection, a 1.70-metre section ran 240.10 g/t Au. The core samples were processed using total metallic fire assays. This zone corresponds to vein 20B and continued at the bottom contact of the drill hole. The Company plans to extend the hole to depth. Within the same hole, vein 20A returned 4.15 g/t Au over 3.10 metres and vein 10 returned 7.51 g/t Au over 1.50 metres.

The first drill hole on the Dumico property, DUM08-01, intersected two well-mineralized zones beginning at three metres to 35 metres and from 54 metres to 107.60 metres of depth. These zones are along strike with the Donchester South zone about 3,500 metres west of the Dumico. Step-out holes are planned at 60-metre intervals.

On August 20, 2008, Fred Archibald, PGeo, OGQ, the Company’s Vice-President of Exploration announced the following assay results:

Beattie Property

Hole	From	Length	Au Grade

B08-10	175.40-184.40 m	9.0 m	5.12 g/t (7.52 g/t – 4 m)
B08-14	223.60-242.80 m	19.20 m	5.41 g/t (8.31 g/t – 8.0 m)
B08-21	7.60-15.85 m	2.0 m	2.64 g/t
B08-22	270-400 m within	60m	2.60 g/t (3.78 g/t – 17.0 m)
that section
B08-24	269.20-281.05 m	11.0 m	1.83 g/t (4.26 g/t – 2.0 m)
B08-25	132.40-137.35 m	4.95 m	2.74 g/t (3.77 g/t – 4.0 m)
	201.0-206.0 m	5.0 m	2.72 g/t
B08-30	72.50-79.90 m	6.40 m	2.62 g/t (3.42 g/t – 4.40 m)
B08-35	143.0-146.8 m	3.80 m	1.71 g/t
B08-38	45.0-51.0 m	4.0 m	2.27 g/t

Donchester Property

Hole	From	Length	Au Grade

D08-01	168.0-348.0 m	134.10 m	2.91 g/t (4.93 g/t – 28.0 m)
D08-02A	123.0-148.90 m	23.90 m	2.15 g/t (3.55 g/t – 5.0 m)

Dumico Property

Hole	From	Length	Au Grade

DUM08-01	57.50-64.50 m	7.0 m	9.55 g/t (13.0 g/t – 5.0 m)

Considerable core has yet to be logged. Additional technologies are being reviewed to better visually communicate the various zones within this large property.

On August 26, 2008, the Company announced the following drill results from the Beattie and Duquesne properties.

Beattie property

B08-41 intersected 16.33 grams per tonne Au (gold) between 191.15 metres and 195.15 m or 29.17 g/t Au over 2.0 m. This hole is located on the northwest extension of the North zone, immediately west of the glory hole. This zone has been extended by about 500 m and to a vertical depth of 350 m. Drilling is currently being conducted to test values at depth.

Duquesne property

DQ08-41 intersected vein 20A between 646.15 m and 647.15 m, returning 18.26 g/t Au, and vein 20B between 681.60 m and 682.60 m, returning 29.04 g/t Au.

DQ08-57 intersected vein 20 between 710.81 m and 712.81 m, returning 3.03 g/t Au.

DQ08-58 intersected vein 20 between 516.08 m and 518.08 m, returning 14.67 g/t Au or 26.96 g/t over one metre. Sections between 490.0 m and 516.08 m are silica rich with tourmaline-chlorite fractures and visible gold within these fractures; these sections are being analyzed for total metallics.

All intercepts above are true widths and are being assayed at Techni-Lab of St. Germaine, Que., for fire assay using gravimetric finish. Check samples for higher than 5.0 g/t Au are being sent to Expert Labs of Rouyn-Noranda, Que. Core logging backlog is expected to be cleared within three weeks.

On September 22, 2008, the Company announced that it has enacted a policy of releasing on complete drill hole analyses. Not doing so could present a misleading picture of the results. The company will report as each complete hole is received. Techni-Lab of St. Germaine, Quebec, is preparing a separate line for its samples which are now being submitted on a daily basis by the Company’s consultants in secure bags to be analyzed using fire assay with gravimetric finish. Pulps and rejects are picked up at the lab on each visit and stored in secured facilities within a fenced compound.

Vice-President of Exploration, Fred Archibald, PGeo, OGQ, reports on the evaluation study being conducted on the primary and secondary tailings pond.

Thirty-six pound samples were taken. Assays returned average grades of 3.46 grams per tonne (g/t) gold (Au) and 3.20 g/t Au, respectively. Studies to determine tonnages are under way. Met-Solve Labs of Vancouver is currently testing for recovery using a variety of grind sizes. Bacterial leaching tests will also be used to optimize the recovery of the main (tertiary) tailings of approximately 10 million tons as supported by the National Instrument (NI) 43-101-compliant Bevan report.

Using present and historical information, projected mineralized zones for the Beattie and Donchester indicate a strike length of 5,400 metres (3.3 miles). To date, five drill holes associated with the Northwest zone and A zone at Beattie, and the South zone at Dumico, have shown visible course gold. This is the first time in 20 years of drilling that visible gold has been observed in rock units other than the main syenite porphyry host rock.

Summary of Quarterly Results

For the Quarters Ended

	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
Total assets	$ 19,664,929	$ 11,985,206	$ 4,726,858	$ 4,408,821
Working capital	10,606,841	4,715,962	1,975,722	3,154,654
Shareholders’ equity	18,932,777	10,648,154	4,331,274	4,308,047
Income	38,172	9,456	27,837	13,965
Net income (loss)	758,529	256,847	(415,812)	(189,283)
Earnings (loss) per share	(0.04)	0.03	(0.03)	(0.02)

For the Quarters Ended

	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
Total assets	$ 1,984,782	$ 731,538	$ 614,088	$ 589,663
Working capital	1,151,864	352,016	523,428	516,534
Shareholders’ equity	1,932,577	565,738	611,599	586,793
Income	13,978	4,426	4,512	4,785
Net Income (loss)	(175,131)	(91,460)	(191,039)	(26,597)
Earnings (loss) per share	(0.02)	(0.01)	(0.02)	(0.01)

Significant changes in key financial data from 2006 to 2008 can be attributed to income generated from interest earned on term deposits, $451,195 received from exercised stock options, $422,432 received from the exercise of agent’s options, $2,199,997 received from the exercise of warrants, recognition of $1,106,751 in stock-based compensation, the issuance of common shares for gross proceeds of $17,371,941 and the commencement of exploration programs on the Beattie, Donchester, Dumico and Duquesne properties. The Company also recognized an $833,798 future income tax recovery during the 2008 fiscal year.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Liquidity and Capital Resources

These financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	September 30, 2008	June 30, 2008

Working capital	$ 10,606,841	$ 4,715,962
Deficit	(3,974,835)	(3,216,306)

Net cash used in operating activities during the three month period ended September 30, 2008 was $383,111 (2007 – $141,573). The cash used in operating activities consists primarily of operating costs and the change in non-cash working capital items.

Net cash used in investing activities during the three month period ended September 30, 2008 was $2,875,684 (2007 - $651,515). During the current period the Company paid $979,410 in deferred exploration costs which were previously accrued in the June 30, 2008 accounts payable. The Company paid an additional $1,896,274 cash for deferred exploration costs on mineral properties. Total cash paid for deferred exploration costs during the current period was $2,875,684. During the comparative period the Company paid $450,000 and issued 10,000 common shares valued at $18,500 which were recorded as mineral property acquisition costs. The Company incurred an additional $183,015 in deferred exploration costs on the Duquesne property.

Net cash provided by financing activities during the three month period ended September 30, 2008 was $8,399,404 (2007 - $1,433,499). During the current period the Company received gross proceeds of $4,871,973 from the issuance of 1,967,241 flow-through units. An additional 2,057,605 common shares were issued for gross proceeds of $4,999,980. The Company paid $589,810 cash for issue costs related to the flow-through and non-flow-through private placements. The Company also received $57,750 from the issuance of 75,000 common share for the exercise of stock options. The Company issued $940,489 of common shares from previously received share subscriptions. During the comparative period, the Company received gross proceeds of $1,499,999 from a non-brokered private placement of 1,999,998 flow-through units priced at $0.75 per unit. The Company paid $76,500 in share issue costs related to the private placement. The Company also received $10,000 from the exercise of 50,000 stock options at $0.20 per share.

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of precious minerals or base metals or interests related thereto. The economics of developing and producing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the prices of minerals and metals. Depending on these prices, the Company may determine that it is impractical to continue commercial production. These prices have fluctuated in recent years. Prices are affected by many factors beyond the Company’s control including anticipated changes in international investment patterns and monetary systems, economic growth rates and political developments. The supply of precious minerals or base metals consists of a combination of new mine production, producers, financial institutions and consumers. If the market price falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or other development of a project or mining at one or more of its properties.

The Company has sufficient funds to cover anticipated administrative expenses throughout the year. It will continue to focus its exploration and development efforts on the Beattie, Donchester, Dumico and Duquesne properties.

Related Party Transactions

During the three month period ended September 30, 2008, the Company entered into the following transactions with related parties:

a)

Paid or accrued $37,406 (2007 - $45,506) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $8,542 (2007 - $Nil) in geological consulting fees to Dean Rogers, a director of the Company.

c)

Paid or accrued $8,650 (2007 - $4,500) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $24,000 (2007 - $Nil) in management fees to Harry Miller, President and Director of the Company.

Included in accounts payable is $4,000 (2007 – $4,000) for travel expenses due to Nick Segounis, a director of the Company.

Included in accounts payable is $Nil (2007 - $3,000) due to Ian Beardmore for consulting services. Ian Beardmore is the Company’s Chief Financial Officer.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies including Initial Adoption

Financial instruments

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Recent accounting pronouncements

Assessing going concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Goodwill and intangible assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Contingency

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant. The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as at September 30, 2008.

Credit risk

The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Critical Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, the Company evaluates estimates and assumptions including those related to the recognition of stock-based compensation.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s mineral properties and deferred exploration costs is provided in Note 4 the Company’s unaudited Financial Statements for the three month period ended September 30, 2008 which are available on its SEDAR page accessed through www.sedar.com.

Outstanding Share Data

The following table summarizes the outstanding share capital as at date of this Management Discussion and Analysis:

Number of shares issued or issuable
Common shares	21,655,497
Agent’s options	669,262
Stock options	2,575,000
Warrants	6,764,073

Disclosure Controls and Procedures & Internal Control Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company have conducted a review and evaluation of its internal controls over financial reporting, with the conclusion that as at September 30, 2008 the Company’s system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP. In its evaluation, the Company identified certain material weaknesses in internal controls over financial reporting:

(a)

due to the limited number of staff, it is not feasible to achieve the complete segregation of incompatible duties; and

(b)

due to the limited number of staff, the Company relies upon third parties as participants in the Company’s internal controls over financial reporting.

The Company believes these weakness are mitigated by the active involvement of senior management and the board of directors in all the affairs of the Company; open lines of communication within the Company; the present levels of activities and transactions within the Company being readily transparent; and the thorough review of the Company’s financial statements by management and the board of directors. However, these mitigating factors will not necessarily prevent the likelihood that a material misstatement will not occur as a result of the aforesaid weaknesses in the Company’s internal controls over financial reporting. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met.

Management has made no material changes to the Company’s internal controls over financial reporting during the Company’s most recent year end.

Business Risks

Natural resources exploration, development, production and processing involve a number of business risks, some of which are beyond the Company's control. These can be categorized as operational, financial and regulatory risks.

·

Operational risks include finding and developing reserves economically, marketing production and services, product deliverability uncertainties, changing governmental law and regulation, hiring and retaining skilled employees and contractors and conducting operations in a cost effective and safe manner. The Company continuously monitors and responds to changes in these factors and adheres to all regulations governing its operations. Insurance may be maintained at levels consistent with prudent industry practices to minimize risks, but the Company is not fully insured against all risks, nor are all such risks insurable.

·

Financial risks include commodity prices, interest rates and the Canada / United States exchange rate, all of which are beyond the Company's control.

·

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in the best interest of the Company, and include increased fees for filings, the introduction of ever more complex reporting requirements the cost of which the Company must meet in order to maintain its exchange listing.

Outlook

The Company's primary focus for the foreseeable future will be to continue exploration and development efforts on the Beattie, Donchester, Dumico and Duquesne properties as well as reviewing its financial position.

Other Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com.